701 N Haven Avenue Suite 350 Ontario, CA 91764 909.980.4030

September 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CVB Financial Corp.

Registration Statement on Form S-4, as amended (File No. 333-259517)

Acceleration Request

Ladies and Gentlemen:

CVB Financial Corp. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 1:00 p.m., Eastern time, on Tuesday September 28, 2021, or as soon thereafter as practicable.

Please notify Craig Miller of Manatt, Phelps & Phillips, LLP at (415) 291-7415 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

CVB FINANCIAL CORP.

By:	/s/ Richard H. Wohl
Richard H. Wohl
Executive Vice President and General Counsel